       1                                                    EXHIBIT 22


                     [WLR FOODS, INC. LETTERHEAD]

FOR IMMEDIATE RELEASE   Contact:    Gail Price,
                                    Director of Corporate Communication

                        Phone:      703-896-0403

                          TYSON FAILS TO GET 7%

Broadway, Virginia, April 7, 1994 -- In response to Tyson Foods' tender offer extension of $30 cash per share, WLR Foods President and Chief Executive Officer James L. Keeler commented, "Tyson's extension until June 3 and the small number of shares tendered confirm the overwhelming lack of support among WLR Foods shareholders for the $30 tender offer.

"We regret Tyson has elected to continue for another two months an offer that has been decisively rejected by WLR Foods shareholders. Our shareholders have now emphatically joined our Board of Directors in saying no to Tyson's offer. So far, Tyson has failed to get the support of even 7% of our shares. We continue to recommend that WLR Foods shareholders remain firm and not tender any shares to Tyson."

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(r) label and retail ice under the Cassco(r) label. This Fortune 500 company, with current annual revenues of over $700 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

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